Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NexCen Brands, Inc.:
We consent to the incorporation by reference in this registration statement on From S-8 of our reports dated March 14, 2006, with respect to the consolidated balance sheets of Aether Holdings, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness or internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 Annual Report on Form 10-K of Aether Holdings, Inc.
Baltimore, Maryland
November 30, 2006